

June 26, 2008

By facsimile to (202) 637-5910 and U.S. Mail

Mr. Cary J. Claiborne
Chief Financial Officer and Secretary
New Generation Biofuels Holdings, Inc.
11111 Katy Freeway, Suite 910
Houston, TX 77079

Re: New Generation Biofuels Holdings, Inc.
        Two Registration Statements on Form S-3
        Filed May 30, 2008
        File Nos. 333-151320 and 151318
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act reports
        File Nos. 0-51903 and 1-34022

Dear Mr. Claiborne:

        We have reviewed your filings and have the following comments. Where indicated, we think that you should revise the documents in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1.   It appears that two of the larger selling shareholders, Gimmel Partners, LP and Robbins Capital Partners, L.P., are offering all of the shares they own by way of these and several other registration statements that are already effective. Please tell us supplementally:

        •   what number of your outstanding shares is held by non-affiliates,

- the total amount of shares that each of these large selling shareholders is offering across all current registration statements, and

- what percentage of shares held by non-affiliates is being offered by each large selling shareholder.

    Lastly, please tell us why, in view of these facts, the offering by these selling shareholders is not a primary offering on behalf of the issuer. We may have additional comments when we review your response.

2.   We noticed several inconsistencies in the disclosure between the two registration statements currently under review. Please revise to reconcile the following disclosures:

- In the section entitled "Our Business", you disclose different amounts to be paid under your agreement with Mr. Ferdinando Petrucci over the next six years ($6.85 versus $6.0 million). Please also ensure that you have correctly reflected the remaining term of this agreement. It appears that you entered into the agreement in 2006 and that it had an initial term of seven years, suggesting that you will make payments for only five more years rather than six.

- Disclosure in the footnotes to the selling stockholder tables indicates that Empire Financial Holding Company is affiliated with a broker-dealer in one filing, and that it is a broker-dealer in the other.

- The registration statement for the outstanding shares and warrants placed in December 2007 does not include your risk factor regarding the antidilution provisions of the Series B Preferred. It is not clear why this dilution risk would only apply to shareholders who purchased their common stock from investors in the Series B Preferred transaction.

   S-3 relating to shares underlying Series B preferred stock and warrants (File No. 333-151320)

3.   Please tell us why you believe it is appropriate at this time to register shares for resale that may be issued as dividends or upon conversion of the Series B after an increase in the stated valued of the Series B. We understand that the company may elect to pay dividends in cash or additional shares of Series B, rather than in shares of common stock, so the shares you are registering for resale might not be issued until well after the registration statement has become effective, if ever. In addition, although it is not clear whether you intend to register the resale of shares issuable upon conversion of additional shares of Series B issued as dividends, we believe the registration of such shares would

also be premature at this time. Please explain why the resale of these shares is not premature or remove them from the registration statement.

Outside Front Cover Page

4.   Please limit the outside front cover page of the prospectus to one page, as required by Item 501(b) of Regulation S-K.

Our Business, page 3

5.   Please tell us what consideration you have given to filing any agreements for testing or purchase of your biofuels that you discuss in this section as exhibits to the registration statement or the reports incorporated by reference.

6.   Disclosure that the operation and development of your business will require "substantial additional capital during 2008" appears inconsistent with disclosure in the second risk factor in the 10-K and elsewhere that you believe you have sufficient capital to fund your budget for the remainder of the year. Please reconcile the disclosures and state the anticipated amount of additional capital that you will require during 2008.

About this Offering, page 4

7.   Please include disclosure about how you intend to reflect the Series B Convertible Preferred Stock issued in May 2008 in your consolidated financial statements. For example, please disclose whether the conversion option is to be recognized as a liability and marked-to-market each reporting period, or if you are going to recognize a beneficial conversion feature including the amount. Please also disclose the impact the antidilution and adjustments to conversion price provisions could have on your consolidated financial statements, if such adjustments were to occur. Finally, please disclose the fair value of the warrants and how you intend to classify the warrants on your consolidated balance sheet.

March and May 2008 Private Placement, page 5

8.   Please state the liquidation value of the Series B preferred stock so that investors will be able to understand how many shares of common stock are issuable upon conversion of each share of Series B preferred stock, and how the Series B preferred is convertible, in the aggregate, into 1,850,367 shares of common stock.

9.   We note your disclosure that the investors in the March/May Offering received warrants exercisable for a number of shares of common stock equal to 25% of the number that would be issuable upon initial conversion of the Series B preferred. Please disclose the total number of shares issuable upon exercise of these warrants. If 1,850,367 shares of common stock are issuable upon conversion of the Series B preferred, then it seems that the warrants should be exercisable for only 462,592 shares, rather than the 639,350 you have registered. If you are registering additional shares underlying other warrants, please clarify.

Risk Factors, page 6

10.   We note that you began trading on AMEX on April 15. Please consider whether some of that risk factors that you incorporate by reference to your Form 10-K, particularly those relating to your OTCBB trading, should be updated in this prospectus. Consider whether there are additional risks connected with your continued listing on AMEX that investors should be aware of as well.

11.   We note that some of the current and other selling stockholders are offering shares for resale on other registration statements that are pending or already effective, including shares that may be obtained at prices less than the current market price of the company's common stock. If you believe that there is a risk that the exercise and resale of the shares of common stock under these registration statements could cause the value of the common stock to decline, please address this in a risk factor. We note some disclosure alluding to this risk in your Plan of Distribution section.

Selling Stockholders, page 8

12.   Your presentation of the "Shares Owned After the Offering" column and accompanying footnote is somewhat confusing. The footnote indicates that any shares shown in the column are unregistered. By placing a zero in this column for each selling shareholder, we believe that you intend to say that all of the shares held by each selling shareholder are registered for resale on some registration statement, even if the only shares offered on this registration statement are the ones listed in the "Shares Offered Hereby" column. Please confirm our understanding. If this is correct, please use more explicit disclosure, either in the footnote or the text preceding the table, that indicates that the shares offered by this prospectus are shown in the "Shares Offered Hereby" column, but that each of the selling shareholders owns other shares, reflected in the "Owned by" column that are all registered for resale on other registration statements. Clarify that the "Shares Owned After the Offering" column assumes that the selling shareholders have sold all of the shares offered by this prospectus and all of the other prospectuses that offer shares they own for resale.

13.   Please disclose, by footnote or otherwise, which selling shareholders received the shares they are selling as compensation for placement agent services. We note the disclosure under "Commissions and Fees" on page 5 that for the March and May 2008 private placements of its Series B preferred stock and warrants you paid commissions in cash, 3,514 shares of Series B preferred stock, and warrants to purchase 197,437 shares of common stock to Empire Financial Group, William Corbett, Michael Jacks, and Dennis Lavelle for services as finders in connection with the transactions.

14.   Please state any position, office, or other material relationship which each selling stockholder has or had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Legal Matters, page 19

15.   Provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Where You Can Find More Information, page 19

16.   Include your Commission file number for filings under the Exchange Act.

Undertakings, page 22

17.   Provide the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

18.   Provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibit 5.1

19.   Please remove the references in the opinion to the shares being "duly issued upon" conversion, etc. This language suggests that counsel is assuming facts underlying the opinion. We will not object if counsel refers to the shares having been issued upon conversion or exercise of the preferred stock and warrants as described in the registration statement.

20.   We note the statement "We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter." Since the opinion must speak as of the date of the registration statement's effectiveness, please delete this statement. Alternatively, file a new opinion immediately before effectiveness.

S-3 relating to outstanding shares and warrants (File No. 333-151318)

21.   Where the comments cited above would impact disclosure in this registration statement, please revise this registration statement as well.

Selling Stockholders, page 8

22.   Please disclose, by footnote or otherwise, which selling shareholders received the shares they are selling as compensation for placement agent services. We note the disclosure on page 5 that you paid Empire Financing Group, Inc. and some of its principals cash and warrants exercisable for 63,214 shares of common stock for services as placement agent in connection with the December 2007 private placement.

10-K

Risk Factors, page 9

23.   We note the statements "The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations." Since you must disclose all risks that you believe are material, please delete these statements in future filings.

Liquidity and Capital Resources, page 20

24.   We note that you have a limited operating history, no revenue to date, loss from operations of $13 million to date, cash used in operations of $5.4 million to date, accumulated deficit of $16.7 million as of December 31, 2007 and negative working capital of $166,552 as of December 31, 2007. We also note your statement that you are unlikely to be able to continue your operations without obtaining additional financing. We further note that you raised an additional $4 million in gross proceeds from the sale of your Series B convertible preferred stock. In future filings, please expand your liquidity discussion to disclose the amount of capital you anticipate is necessary to fund your cash requirements for the next 12 months and how you intend to raise this capital.

Critical Accounting Policies, page 22

25. We note your disclosure that your most significant estimate is the value of your Master License Agreement. In future filings, please expand your critical accounting policies disclosures to address each of the following:

- The valuation method used to estimate fair value including why you believe this method is appropriate.
- The assumptions included in the valuation method for each period presented.
- A sensitivity analysis of those assumptions.

   Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Report of Independent Registered Public Accounting Firm, page 24

26. Please request that your auditors provide you with an audit report that covers the cumulative data presented for your consolidated financial statements in accordance with SFAS 7 in future filings. Refer to Rules 2-02(a) and 2-02(c) of Regulation S-X.

Financial Statements - General

27. We note your disclosure under Item 3 that you do not believe any currently pending or threatened proceeding would have an adverse effect on your financial condition or results of operations. In future annual and quarterly filings, please include such disclosure in accordance with SFAS 5 as a footnote to your audited financial statements. Also, refer to Rule 10-01(a)(5) of Regulation S-X. Please also expand your disclosure to include the effect on your liquidity.

28. We note that you are leasing the equipment used at the plant and potentially leasing the pilot facility from Twin Rivers. In future filings, please disclose the following:

- The terms of these leases;
- Your classification of these leases; and
- The information required by paragraph 16 of SFAS 13.

   If you are not leasing the pilot facility from Twin Rivers, please tell us how you are accounting for your use of this facility that appears to be owned by Twin Rivers including the authoritative literature that supports your accounting.

Note 2 – Summary of Significant Accounting Policies, page 30

Share-Based Compensation, page 31

29.   In future filings, please revise your policy disclosure to address each of the following:

- Disclose the measurement date used.
- The period over which you are recognizing compensation expense.
- The location you recognize the related excess tax benefit received upon exercise of stock options in the consolidated statements of cash flows.

        Refer to SFAS 123R for guidance.

Stock Issued for Non-Cash Consideration, page 31

30.   We note that you estimate the fair value of stock issued for services is performed on the date the stock is issued. It is unclear to us how this measurement date complies with the guidance in Issue 1 of EITF 96-18. Please revise your disclosure in future filings to clarify the measurement date used to estimate the fair value of your stock for these transactions. Please provide us with the disclosure you intend to include in future filings.

Note 3 – Master License Agreement and Note Payable, page 33

31.   We note your disclosure on page 32 that you have determined the estimated useful life of your Master License to be 13 years. In future filings, please expand your disclosures to clarify that the exclusive license has a perpetual life. Also, please include disclosure in your critical accounting policies section of MD&A to explain how you determined the useful life to be 13 years pursuant to paragraph 11(c) and (d) of SFAS 142.

32.   You disclose on page 32 that you have not amortized any of the cost of your Master License because you have not produced any product. Paragraph 11 of SFAS 142 states in part, "The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity." Paragraph 12 of SFAS 142 states in part, "The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used." Finally, paragraph 11.c. of SFAS 2 states in part, "The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The amortization of those intangible assets used in research and development activities is a research and development cost." It appears as though you have used the licensed technology in your research and development activities and in

Mr. Cary J. Claiborne
June 26, 2008
Page 9

your test burns with potential future customers. As such, please tell us how you determined that amortization of the Master License should not begin until you begin production of your product for sale. Please also provide us the accounting literature that supports your position.

Note 6 – Preferred and Common Stock, page 38

33.   We note your statement that the Series A Cumulative Convertible Preferred Stock (Series A Preferred Stock) has an "initial" conversion price of $4.00 per share. Please tell us with a view toward future disclosure the circumstances in which the conversion price for the Series A Preferred Stock may be adjusted. Please also tell us your determination as to whether these adjustment provisions on standard antidilution provisions in accordance with paragraph 8 of EITF 05-2. If you do not consider these adjustment provisions to be standard, please provide us with your analysis of paragraphs 12 and 11 of SFAS 133, including EITF 00-19, with regards to the Series A Preferred Stock conversion option.

34.   In future filings, please disclose the liquidation preference for the Series A Preferred Stock.

Note 8 – Options, Warrants and Non Employee Options, page 42

35.   In future filings, please revise your disclosure to provide the information request in paragraphs A240-A241 in SFAS 123R regarding your stock option/warrant issuances to employees and/or non-employees. Specifically, please include the following:

- A description of the share-based payment arrangements. Refer to paragraph A240.a. of SFAS 123R.
- Total compensation cost recognized in the income statement along with the total recognized tax benefit and total compensation cost capitalized, if any. Refer to paragraph A240.g. of SFAS 123R.

Signatures, page 63

36.   Your controller or principal accounting officer also must sign the Form 10-K. If Mr. Claiborne serves as both principal financial and accounting officer, please specify each capacity in which he signs the Form 10-K in future filings.

Exhibit 10.30

37.   The exhibit index states that the option agreement between Cary J. Claiborne and H2Diesel Holdings, Inc. is filed as exhibit 10.30 to the 10-K. We are unable to locate the

exhibit in the filing, and the filing has not tagged an exhibit as exhibit 10.30. Please file the exhibit.

March 31, 2008 10-Q

Facing Page

38.   Please note that upon filing your Form 8-A in connection with your AMEX listing, you were assigned a new Commission file number of 1-34022. Please use this number on the cover of future filings instead of 000-50214.

Note 5 – Preferred Stock Sale, page 10

39.   We note that the conversion price for your Series B Preferred Stock may be reduced from $4.25 per share to an amount not below $3.00 per share if subsequent issuances of common stock are at a price below $4.25 per share or subsequent issuances of convertible securities have conversion prices below $4.25. We further note the warrants issued in connection with the Series B preferred stock have a similar adjusting provision for its exercise price. Based on the definition of standard antidilution provisions within EITF 05-2, it does not appear as though these adjusting provisions are standard antidilution provisions. Please advise. If these are not standard antidilution provisions, please then provide us with your analysis of paragraphs 12 and 11 of SFAS 133, including EITF 00-19 as to your determination that the Series B Preferred Stock conversion option is not required to be bifurcated, recognized as a liability and marked-to-market each reporting period, and your analysis of EITF 00-19 for the warrants. Finally, please tell us the amount of the proceeds allocated to the Series B preferred stock based on its relative fair value.

Item 4. Controls and Procedures, page 18

(b) Changes in Internal Control over Financial Reporting, page 18

40.   We note your statement that you continued to implement steps outlined in your 2007 Form 10-K to eliminate your material weaknesses and improve the effectiveness of your internal control over financial reporting. We further note your statement that there were no significant changes to your internal control over financial reporting for the quarter ended March 31, 2008. These two statements appear to provide conflicting information. In future filings, please disclose the changes that you made during the quarter that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Refer to Item 308T(b) of Regulation S-K.

Closing

        As appropriate, please amend your filings in response to the comments. You may wish to provide us with marked courtesy copies of the filings to expedite our review. Please furnish a cover letter tagged as correspondence with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Tracey L. Houser, Staff Accountant, at (202) 551-3736. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven M. Kaufman, Esq.
Hogan & Hartson LLP
555 13th Street, N.W.
Washington, DC 20004